UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 12, 2021

CANTEL MEDICAL CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-31337	22-1760285
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Identification Number)

150 Clove Road, Little Falls, New Jersey	07424	(973) 890-7220
(Address of principal executive offices)	(Zip Code)	(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock	CMD	New York Stock Exchange
(Title of each class)	(Trading Symbol)	(Name of each exchange on which registered)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure

On January 12, 2021, Cantel Medical Corp. (“Cantel”) and STERIS plc (“STERIS”) issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of January 12, 2021, providing for the merger of STERIS and Cantel. A copy of the press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference. In addition, Cantel and STERIS intend to provide supplemental information on January 12, 2021 regarding the proposed transaction in connection with a presentation to analysts and investors. The slides that will be made available in connection with the presentation are furnished as Exhibit 99.2 hereto and are incorporated herein by reference.

The information furnished with this report, including Exhibit 99.1 and Exhibit 99.2, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise expressly set forth by specific reference in such a filing.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between STERIS and Cantel, STERIS will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Cantel that also constitutes a prospectus of STERIS. The definitive proxy statement/prospectus will be delivered to shareholders of Cantel. INVESTORS AND SECURITY HOLDERS OF STERIS AND CANTEL ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by STERIS and Cantel through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by STERIS will be available free of charge on STERIS’s internet website at www.STERIS.com or by contacting STERIS’s Investor Relations Department at (440) 392-7245. Copies of the documents filed with the SEC by Cantel will be available free of charge on Cantel’s internet website at www.cantelmedical.com or by contacting Cantel’s Investor Relations Department at (763) 553-3341.

Participants in the Merger Solicitation

STERIS, Cantel, their respective directors and certain of their respective executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Cantel shareholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Cantel is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on November 18, 2020 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of STERIS is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on June 5, 2020 and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995 and other securities laws, for which we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Cantel by STERIS, including future financial and operating results, Cantel’s or STERIS’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. These statements are based on current expectations, estimates, or forecasts about our businesses, the industries in which we operate, and the current beliefs and assumptions of management; they do not relate strictly to historical or current facts. Without limiting the foregoing, words or phrases such as “expect,” “anticipate,” “goal,” “project,” “intend,” “plan,” “believe,” “seek,” “may,” “could,” “enable,” and “opportunity” and variations of such words and similar expressions generally identify forward-looking statements. Risks and uncertainties associated with these forward-looking statements include the potential that we may not be able to consummate the transaction, or that the expected benefits and opportunities of the transaction may not be realized or may take longer to realize than expected, or that required regulatory approvals may not be obtained as quickly as expected, or at all. There are also risks and uncertainties related to the subsequent integration of the companies; the ability to recognize the anticipated synergies and benefits of the acquisition; restructuring in connection with, and successful closing of, the transaction; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition); the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Cantel shareholder approval; the risk that a condition to closing of the transaction may not be satisfied on a timely basis or at all; the failure of the transaction to close for any other reason; risks relating to the value of the STERIS shares to be issued in the transaction; access to available financing (including financing for the transaction) on a timely basis and on reasonable terms; the impact of competitive products and pricing; the impact of the COVID-19 pandemic on our operations and financial results; general economic conditions; and technological and market changes in our industry. We caution that undue reliance should not be placed on such forward-looking statements, which speak only as of the date made. Some of the factors which could cause results to differ from those expressed in any forward-looking statement are set forth in our most recent Annual Report on Form 10-K, which we may update in Quarterly Reports on Form 10-Q we have filed or will file hereafter. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit 99.1	Joint Press Release, dated January 12, 2021.
Exhibit 99.2	Investor Presentation, dated January 12, 2021.
Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CANTEL MEDICAL CORP.

By:	/s/ George L. Fotiades
George L. Fotiades
Chief Executive Officer

January 12, 2021

Exhibit 99.1

STERIS Announces Definitive Agreement to Acquire Cantel Medical

•	Complementary to STERIS’s product and service portfolio, focused on infection prevention
•	Extends STERIS’s reach to Dental Customers
•	$110 million in expected EBIT synergies by year four
•	Accretive to adjusted earnings per diluted share in year one
•	Conference call with STERIS and Cantel management today at 8:00 a.m. ET

DUBLIN, IRELAND and LITTLE FALLS, N.J. – (January 12, 2021) – STERIS plc (NYSE: STE) (“STERIS” or the “Company”) and Cantel Medical Corp (NYSE: CMD) (“Cantel”) today announced that STERIS has signed a definitive agreement to acquire Cantel, through a U.S. subsidiary. Cantel is a global provider of infection prevention products and services primarily to endoscopy and dental Customers. Under the terms of the agreement, STERIS will acquire Cantel in a cash and stock transaction valued at $84.66 per Cantel common share, based on STERIS’s closing share price of $200.46 on January 11, 2021. This represents a total equity value of approximately $3.6 billion and a total enterprise value of approximately $4.6 billion, including Cantel’s net debt and convertible notes. The agreement has been unanimously approved by the Boards of Directors of both companies.

“We have long appreciated Cantel, which is a natural complement and extension to STERIS’s product and service offerings, global reach and Customers,” said Walt Rosebrough, President and Chief Executive Officer of STERIS. “Our companies share a similar focus on infection prevention across a range of healthcare Customers. Combined, we will offer a broader set of Customers a more diversified selection of infection prevention and procedural products and services. We welcome the people of Cantel to the STERIS team and firmly believe we will create greater value for our Customers and shareholders together.”

Charles M. Diker, Chairman of the Cantel Board of Directors, has separately entered into a voting support agreement along with certain other entities collectively holding approximately 10% of Cantel’s outstanding shares. Mr. Diker said, “We are pleased to reach this agreement with STERIS, which is the culmination of a robust process to achieve an outcome that allows Cantel shareholders to participate in the significant upside of the combined company, while also providing them with immediate cash value. Together with STERIS, we believe the value opportunity is compelling, both today and in a post-COVID world, as the combined company will have the scale, breadth and depth to unlock substantial value that will drive further benefits for Cantel shareholders, Customers and all stakeholders.”

“We believe Cantel and STERIS are a perfect strategic fit, and this combination is a natural next step for our company, enabling us to accelerate progress on our Cantel 2.0 initiatives and drive enhanced value for shareholders and the healthcare providers and systems we support,” said George Fotiades, CEO of Cantel. “The last year has demonstrated more than ever the importance of innovative and comprehensive infection prevention and control solutions that protect healthcare providers and patients. Together with STERIS, we will be able to provide a more extensive and innovative suite of offerings to our Customers around the world. Importantly, STERIS recognizes that our proven and talented team is the foundation of Cantel’s success and we look forward to working collaboratively to bring our two organizations together.”

This transaction brings together STERIS’s and Cantel’s franchises to create a stronger global business serving a broader set of Customers. Cantel’s largest business, its Medical portfolio, will strengthen and expand STERIS’s Endoscopy offerings, adding a full suite of high-level disinfection consumables, capital equipment and services, as well as additional single-use accessories. Cantel’s Dental business extends STERIS into a new Customer segment where there is an increasing focus on infection prevention protocols and processes. Annual revenue for Cantel in its recent fiscal year ended July 31, 2020, was approximately $1 billion, with adjusted EBIT of approximately $134 million.

Financial Highlights and Transaction Details

The companies expect to realize annualized pre-tax cost synergies of approximately $110 million by the fourth fiscal year following the close, with approximately 50% achieved in the first two years. Cost synergies are expected to be primarily driven by cost reductions in redundant public company and back-office overhead, commercial integration, product manufacturing, and service operations.

Under the terms of the agreement, Cantel common stockholders will receive approximately $16.93 in cash and 0.33787 of a STERIS ordinary share, or a total of value of approximately $84.66 per Cantel common share based on STERIS's closing share price of $200.46 on January 11, 2021. The transaction is anticipated to close by the end of STERIS’s first quarter of fiscal 2022 (ending June 30, 2021), pending customary closing conditions including receipt of regulatory approvals and approval by Cantel stockholders.

STERIS expects to fund the cash portion of the transaction consideration and repay a significant amount of Cantel’s existing debt with approximately $2.0 billion of new debt and has obtained fully committed bridge financing.

Conference Call

Management from both companies will host a conference call at 8:00 a.m. ET today. The conference call can be heard live online at steris-ir.com or via phone by dialing 1-833-535-2199 in the United States or 1-412-902-6776 internationally, then asking to join the conference call for STERIS plc.

For those unable to listen to the conference call live, a replay will be available by 12:00 p.m. ET today, either online at steris-ir.com or via phone. To access the replay of the call, please use the access code 10151379 and dial 1-877-344-7529 in the United States or 1-412-317-0088 internationally.

Advisors

Guggenheim Securities is serving as financial advisor to STERIS and Jones Day is serving as legal counsel. JPMorgan Chase Bank, N.A., served as sole lead arranger and bookrunner in respect of the bridge financing. Centerview Partners LLC is serving as exclusive financial advisor to Cantel and Wachtell, Lipton, Rosen & Katz is serving as legal counsel.

About STERIS

STERIS’s MISSION IS TO HELP OUR CUSTOMERS CREATE A HEALTHIER AND SAFER WORLD by providing innovative healthcare and life science product and service solutions around the globe. For more information, visit www.steris.com.

About Cantel

Cantel is a leading global company dedicated to delivering innovative infection prevention products and services for patients, caregivers, and other healthcare providers which improve outcomes, enhance safety and help save lives. Cantel’s products include specialized medical device reprocessing systems for endoscopy and renal dialysis, advanced water purification equipment, sterilants, disinfectants and cleaners, sterility assurance monitoring products for hospitals and dental clinics, disposable infection control products primarily for dental and GI endoscopy markets, instruments and instrument reprocessing workflow systems serving the dental industry, dialysate concentrates, hollow fiber membrane filtration and separation products. Additionally, Cantel provides technical service for its products. For further information, visit the Cantel website at www.cantelmedical.com.

STERIS Investor Contact:

Julie Winter, Vice President, Investor Relations and Corporate Communications

Julie_Winter@steris.com

+1 440 392 7245

STERIS Media Contact:

Stephen Norton, Senior Director, Corporate Communications

Stephen_Norton@steris.com

+1 440 392 7482

Cantel Investor Contact:

Matthew Micowski, VP, FP&A and Investor Relations

mmicowski@cantelmedical.com

+1 973 774 7455

Cantel Media Contact:

Joele Frank, Wilkinson Brimmer Katcher
Jim Golden / Nick Lamplough / Joseph Sala / Lucas Pers
+1 212 355 4449

Non-GAAP Financial Measures

Adjusted EBIT is a non-GAAP measure that may be used from time to time and should not be considered a replacement for GAAP results. Adjusted EBIT is defined as Earnings Before Interest and Taxes excluding certain non-GAAP adjustments. The types of adjustments that are excluded include: (i) amortization of purchased intangible assets, (ii) acquisition-related items, (iii) business optimization and restructuring-related charges, (iv) other significant items management deems irregular or non-operating in nature. Adjusted EBIT is used when evaluating operating performance because management believes the exclusion of such adjustments, of which a significant portion are non-cash items, is necessary to provide the most accurate measure of on-going core operations. Further information can be found in the Annual Report on Form 10-K of Cantel.

The Non-GAAP financial measure is presented in this release with the intent of providing greater transparency to supplemental financial information used by management and the Board of Directors in their financial analysis and operational decision making. This amount is disclosed so that the reader has the same financial data that management uses with the belief that it will assist investors and other readers in making comparisons to our historical operating results and analyzing the underlying performance of our operations for the periods presented. The Company believes that the presentation of this non-GAAP financial measure, when considered along with our GAAP financial measures, provides a more complete understanding of the factors and trends affecting our business than could be obtained absent this disclosure.

Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names. This adjusted financial measure should not be considered in isolation or as a substitute for operating income or net earnings, the most directly comparable GAAP financial measures. This non-GAAP financial measure is an additional way of viewing aspects of the Company’s operations that, when viewed with GAAP results and the reconciliation to corresponding GAAP financial measures below, provide a more complete understanding of the business. The Company strongly encourages investors and shareholders to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains forward-looking statements within the meaning of the federal securities laws about STERIS, Cantel and the proposed transaction. Forward-looking statements speak only as to the date the statement is made and may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “outlook,” “impact,” “potential,” “confidence,” “improve,” “optimistic,” “deliver,” “orders,” “backlog,” “comfortable,” “trend”, and “seeks,” or the negative of such terms or other variations on such terms or comparable terminology. These forward-looking statements are based on our respective management’s current expectations, estimates or forecasts about our businesses, the industries in which we operate and current beliefs and assumptions of management and are subject to uncertainty and changes in circumstances. Readers of this communication should understand that these statements are not guarantees of performance or results. Many important factors could affect actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this communication. No assurances can be provided as to any result or the timing of any outcome regarding matters described in STERIS’s or Cantel’s securities filings or otherwise with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, cost reductions, business strategies, earnings or revenue trends or future financial results. Unless legally required, STERIS and Cantel do not undertake to update or revise any forward-looking statements even if events make clear that any projected results, express or implied, will not be realized. These risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include, without limitation:

• the failure to obtain Cantel stockholder approval of the proposed transaction;

• the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed on the combined entity in connection with consummation of the proposed transaction;

• delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction;

• the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated;

• the occurrence of any event that could give rise to termination of the merger agreement;

• the risk that shareholder/stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transactions or result in significant costs of defense, indemnification and liability;

• risks related to the disruption of the proposed transaction to STERIS, Cantel and our respective managements;

• risks relating to the value of the STERIS shares to be issued in the transaction;

• the effect of announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties;

• the impact of the COVID-19 pandemic on STERIS’s or Cantel’s operations, performance, results, prospects, or value;

• STERIS’s ability to achieve the expected benefits regarding the accounting and tax treatments of the redomiciliation to Ireland (“Redomiciliation”);

• operating costs, Customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, Customers, clients or suppliers) being greater than expected following the Redomiciliation;

• STERIS’s ability to meet expectations regarding the accounting and tax treatment of the Tax Cuts and Jobs Act (“TCJA”) or the possibility that anticipated benefits resulting from the TCJA will be less than estimated;

• changes in tax laws or interpretations that could increase our consolidated tax liabilities, including changes in tax laws that would result in STERIS being treated as a domestic corporation for United States federal tax purposes;

• the potential for increased pressure on pricing or costs that leads to erosion of profit margins;

• the possibility that market demand will not develop for new technologies, products or applications or services, or business initiatives will take longer, cost more or produce lower benefits than anticipated;

• the possibility that application of or compliance with laws, court rulings, certifications, regulations, regulatory actions, including without limitation any of the same relating to FDA, EPA or other regulatory authorities, government investigations, the outcome of any pending or threatened FDA, EPA or other regulatory warning notices, actions, requests, inspections or submissions, or other requirements or standards may delay, limit or prevent new product or service introductions, affect the production, supply and/or marketing of existing products or services or otherwise affect STERIS’s or Cantel’s performance, results, prospects or value;

• the potential of international unrest, economic downturn or effects of currencies, tax assessments, tariffs and/or other trade barriers, adjustments or anticipated rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs;

• the possibility of reduced demand, or reductions in the rate of growth in demand, for STERIS’s or Cantel’s products and services;

•the possibility of delays in receipt of orders, order cancellations, or delays in the manufacture or shipment of ordered products or in the provision of services;

• the possibility that anticipated growth, cost savings, new product acceptance, performance or approvals, or other results may not be achieved, or that transition, labor, competition, timing, execution, regulatory, governmental, or other issues or risks associated with STERIS’s and Cantel’s businesses, industry or initiatives including, without limitation, those matters described in STERIS’s and Cantel’s respective Annual Reports on Form 10-K for the year ended March 31, 2020 and July 31, 2020, respectively, and other securities filings, may adversely impact STERIS’s and/or Cantel’s performance, results, prospects or value;

• the impact on STERIS and its operations, or tax liabilities, of Brexit or the exit of other member countries from the EU, and STERIS’s ability to respond to such impacts;

• the impact on STERIS, Cantel and their respective operations of any legislation, regulations or orders, including but not limited to any new trade or tax legislation, regulations or orders, that may be implemented by the U.S. administration or Congress, or of any responses thereto;

• the possibility that anticipated financial results or benefits of recent acquisitions, including the acquisition of Key Surgical, or of STERIS’s restructuring efforts, or of recent divestitures, or of restructuring plans will not be realized or will be other than anticipated;

• the effects of contractions in credit availability, as well as the ability of STERIS’s and Cantel’s Customers and suppliers to adequately access the credit markets when needed;

• STERIS’s ability to complete the acquisition of Cantel, including the fulfillment of closing conditions and obtaining financing, on terms satisfactory to STERIS or at all; and

• other risks described in STERIS’s and Cantel’s respective most recent Annual Reports on Form 10-K and other reports filed with the Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on any forward-looking statements included in this communication, which speak only as of the date of this communication. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law. This cautionary statement is applicable to all forward-looking statements contained in this communication.

No Offer or Solicitation

This announcement is for informational purposes only and is not an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, STERIS will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF STERIS AND CANTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of Cantel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Cantel at its website, www.cantelmedical.com, or by contacting Cantel’s Investor Relations Department at (973) 890-7220, or from STERIS at its website, www.steris.com, or by contacting STERIS’s Investor Relations Department at (440) 392-7245.

Participants in Solicitation

STERIS, Cantel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning STERIS’s participants is set forth in the proxy statement, filed June 5, 2020, for STERIS’s 2020 annual meeting of shareholders as filed with the SEC on Schedule 14A and on certain of its Current Reports on Form 8-K. Information concerning Cantel’s participants is set forth in the proxy statement, filed November 18, 2020, for Cantel’s 2020 annual meeting of stockholders as filed with the SEC on Schedule 14A and on certain of its Current Reports on Form 8-K. Additional information regarding the interests of such participants in the solicitation of proxies, including direct and indirect interests, in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Exhibit 99.2

STERIS to Acquire Cantel Medical January 12, 2021

Forward Looking Statements 2 NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHE RE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION No Offer or Solicitation This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to s ell , subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securit ies in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amende d. CAUTIONARY STATEMENT REGARDING FORWARD - LOOKING INFORMATION This communication contains forward - looking statements within the meaning of the federal securities laws about STERIS and the pr oposed transaction. Forward - looking statements speak only as to the date the statement is made and may be identified by the use of forward - looking terms such as “may,” “will,” “expects,” “believes ,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “outlook,” “impact,” “potential,” “confidence,” “improve,” “optimistic,” “deliver,” “orders,” “backlog,” “comfortable,” “tren d”, and “seeks,” or the negative of such terms or other variations on such terms or comparable terminology. These forward - looking statements are based on management’s current expectations and are subject to uncer tainty and changes in circumstances. Readers of this communication should understand that these statements are not guarantees of performance or results. Many important factors co uld affect actual financial results and cause them to vary materially from the expectations contained in the forward - looking statements, including those set forth in this communication. No assurances can be provided as to any result or the timing of any outcome regarding matters described in STERIS’s or Cantel’s securities filings or otherwise with respect to any regulatory action, administrati ve proceedings, government investigations, litigation, warning letters, cost reductions, business strategies, earnings or revenue trends or future financial results. Unless legally required, STERIS and Can tel do not undertake to update or revise any forward - looking statements even if events make clear that any projected results, express or implied, will not be realized. These risks and uncertainties th at could cause actual results to differ materially from those in the forward - looking statements include, without limitation: • the failure to obtain Cantel stockholder approval of the proposed transaction; • the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a gove rnm ental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; • delay in closing the proposed transaction or the possibility of non - consummation of the proposed transaction; • the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take lo nge r to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; • the occurrence of any event that could give rise to termination of the merger agreement; • the risk that shareholder/stockholder litigation in connection with the proposed transaction may affect the timing or occurre nce of the proposed transactions or result in significant costs of defense, indemnification and liability; • risks related to the disruption of the proposed transaction to us and our management; • risks relating to the value of the STERIS shares to be issued in the transaction; • the effect of announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relations hip s with customers, suppliers and other third parties; • the impact of the COVID - 19 pandemic on STERIS’s operations, performance, results, prospects, or value; • STERIS’s ability to achieve the expected benefits regarding the accounting and tax treatments of the redomiciliation to Irela nd (“Redomiciliation”);

Forward Looking Statements 3 CAUTIONARY STATEMENT REGARDING FORWARD - LOOKING INFORMATION (CONTINUED) • operating costs, Customer loss and business disruption (including, without limitation, difficulties in maintaining relationsh ips with employees, Customers, clients or suppliers) being greater than expected following the Redomiciliation; • STERIS’s ability to meet expectations regarding the accounting and tax treatment of the Tax Cuts and Jobs Act (“TCJA”) or the po ssibility that anticipated benefits resulting from the TCJA will be less than estimated; • changes in tax laws or interpretations that could increase our consolidated tax liabilities, including changes in tax laws th at would result in STERIS being treated as a domestic corporation for United States federal tax purposes; • the potential for increased pressure on pricing or costs that leads to erosion of profit margins; • the possibility that market demand will not develop for new technologies, products or applications or services, or business i nit iatives will take longer, cost more or produce lower benefits than anticipated; • the possibility that application of or compliance with laws, court rulings, certifications, regulations, regulatory actions, inc luding without limitation any of the same relating to FDA, EPA or other regulatory authorities, government investigations, the outcome of any pending or threatened FDA, EPA or other regulatory warn ing notices, actions, requests, inspections or submissions, or other requirements or standards may delay, limit or prevent new product or service introductions, affect the production, supply and /or marketing of existing products or services or otherwise affect STERIS’s performance, results, prospects or value; • the potential of international unrest, economic downturn or effects of currencies, tax assessments, tariffs and/or other trad e b arriers, adjustments or anticipated rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs; • the possibility of reduced demand, or reductions in the rate of growth in demand, for STERIS’s products and services; • the possibility of delays in receipt of orders, order cancellations, or delays in the manufacture or shipment of ordered prod uct s or in the provision of services; • the possibility that anticipated growth, cost savings, new product acceptance, performance or approvals, or other results may no t be achieved, or that transition, labor, competition, timing, execution, regulatory, governmental, or other issues or risks associated with STERIS’s businesses, industry or initiatives including, wi tho ut limitation, those matters described in our Annual Report on Form 10 - K for the year ended March 31, 2020, and other securities filings, may adversely impact STERIS’s performance, results, prospect s o r value; • the impact on STERIS and its operations, or tax liabilities, of Brexit or the exit of other member countries from the EU, and ST ERIS’s ability to respond to such impacts; • the impact on STERIS and its operations of any legislation, regulations or orders, including but not limited to any new trade or tax legislation, regulations or orders, that may be implemented by the U.S. administration or Congress, or of any responses thereto; • the possibility that anticipated financial results or benefits of recent acquisitions, including the acquisition of Key Surgi cal , or of STERIS’s restructuring efforts, or of recent divestitures, or of restructuring plans will not be realized or will be other than anticipated; • the effects of contractions in credit availability, as well as the ability of STERIS’s Customers and suppliers to adequately acc ess the credit markets when needed; • STERIS’s ability to complete the acquisition of Cantel, including the fulfillment of closing conditions and obtaining financi ng, on terms satisfactory to STERIS or at all; and • other risks described in STERIS’s most recent annual report on Form 10 - K and other reports filed with the Securities and Exchang e Commission. Readers are cautioned not to place undue reliance on any forward - looking statements included in this communication, which speak only as of the date of this communication. We undertake no obligation to update or revise any forward - looking statement, whether as a result of new information, future developments or otherwise, exc ept as required by applicable law.

Forward Looking Statements 4 Additional Information and Where to Find It In connection with the proposed transaction, STERIS will file a registration statement on Form S - 4 with the SEC. INVESTORS AND S ECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WIL L B E PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSA CTI ON. The final proxy statement/prospectus will be mailed to stockholders of Cantel. Investors and security holders will be able to obtain the docu men ts free of charge at the SEC’s website, www.sec.gov, from Cantel at its website, www.cantelmedical.com, or contacting Matt Micowski at (973) 774 - 7455, Ryan Lada at (763) 553 - 3341, or from STERIS at it s website, www.steris.com, or by contacting STERIS’s Investor Relations Department at (440) 392 - 7245. Participants in Solicitation STERIS and Cantel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning STERIS’s participants is set forth in the proxy statement, filed June 5, 2020, for STERIS’s 2020 annual meeting of shareholde rs as filed with the SEC on Schedule 14A. Information concerning Cantel’s participants is set forth in the proxy statement, filed November 18, 2020, for Cantel’s 2020 annual meeting of stockholders a s f iled with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the reg istration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-GAAP Financial Measures

Adjusted net income, adjusted EBIT, free cash flow and constant currency organic revenue are non-GAAP measures that may be used from time to time and should not be considered replacements for GAAP results. Non-GAAP financial measures are presented in this release with the intent of providing greater transparency to supplemental financial information used by management and the Board of Directors in their financial analysis and operational decision making. These amounts are disclosed so that the reader has the same financial data that management uses with the belief that it will assist investors and other readers in making comparisons to our historical operating results and analyzing the underlying performance of our operations for the periods presented. The Company believes that the presentation of these non-GAAP financial measures, when considered along with our GAAP financial measures, provides a more complete understanding of the factors and trends affecting our business than could be obtained absent this disclosure.

Adjusted net income excludes the amortization of intangible assets acquired in business combinations, acquisition related transaction costs, integration costs related to acquisitions, redomiciliation and tax restructuring costs, COVID-19 incremental costs, and certain other unusual or non-recurring items. COVID-19 incremental costs includes the additional costs attributable to COVID-19 such as enhanced cleaning protocols, personal protective equipment for our employees, event cancellation fees, and payroll costs associated with our response to COVID-19, net of any government subsidies available. STERIS believes this measure is useful because it excludes items that may not be indicative of or are unrelated to our core operating results and provides a baseline for analyzing trends in our underlying businesses.

The Company defines free cash flow as cash flows from operating activities less purchases of property, plant, equipment and intangibles, plus proceeds from the sale of property, plant, equipment, and intangibles. STERIS believes that free cash flow is a useful measure of the Company's ability to fund future principal debt repayments and growth outside of core operations, pay cash dividends, and repurchase ordinary shares.

To measure the percentage organic revenue growth, the Company removes the impact of significant acquisitions and divestitures that affect the comparability and trends in revenue. To measure the percentage constant currency organic revenue growth, the impact of changes in currency exchange rates and acquisitions and divestitures that affect the comparability and trends in revenue are removed. The impact of changes in currency exchange rates is calculated by translating current year results at prior year average currency exchange rates.

Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names. These adjusted financial measures should not be considered in isolation or as a substitute for reported sales, gross profit, operating income, net earnings and net earnings per diluted share, the most directly comparable GAAP financial measures. These non-GAAP financial measures are an additional way of viewing aspects of the Company's operations that, when viewed with GAAP results and the reconciliations to corresponding GAAP financial measures below, provide a more complete understanding of the business. The Company strongly encourages investors and shareholders to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

STERIS
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Today’s Hosts 6 Walt Rosebrough STERIS President & CEO Michael J. Tokich STERIS SVP, Chief Financial Officer Daniel A. Carestio STERIS Chief Operating Officer George Fotiades Cantel Medical CEO

STERIS Mission, Vision & Values 7 MISSION WE HELP OUR C USTOMERS CREATE A HEALTHIER AND SAFER WORLD by providing innovative healthcare and life science product and service solutions around the globe. VISION We strive to be a GREAT COMPANY. We provide world - class products and services for our Customers, safe and rewarding work for our people, and superior returns for our Shareholders. VALUES PEOPLE – THE FOUNDATION C USTOMERS FIRST – ALWAYS INNOVATION – THE BEST ACCOUNTABILITY – RIGHT NOW INTEGRITY – STEWARDSHIP COMMITMENT TEAMWORK – WINNING TOGETHER

About STERIS 8 ~25% of revenue OUS FY20 BALANCED REVENUE STREAM 13,000 Associates Worldwide Over 3,000 Customer facing sales and service professionals $3.0 BILLION Revenue In FY20 75% Recurring 25% Capital S&P 500 Russell 1000

Serving Growth Areas Within Healthcare

CUSTOMERS



Hospitals, Surgery & GI Centers



Medical Device Manufacturers



Pharmaceutical Production

REPORTING SEGMENTS

% of FY20 REVENUE

Healthcare

A comprehensive offering for healthcare providers worldwide, focused on the sterile processing department and procedural centers such as operating rooms. Our solutions for sterile processing range from infection prevention consumables, capital equipment and services to maintain that equipment; to the repair of re-usable procedure instruments and outsourced instrument reprocessing. In addition, our procedural solutions include single-use endoscopy devices and capital equipment infrastructure used primarily in operating rooms and other procedural areas.


65%

Applied Sterilization Technologies (AST)

Third-party service provider for the contract sterilization and testing services needed to provide sterility services for medical device and pharmaceutical manufacturers. Our technology-neutral offering supports Customers every step of the way, from testing through sterilization.

21%

Life Sciences

Solutions that support aseptic manufacturing, primarily for vaccine and other biopharma Customers. These solutions include a full suite of consumable products, equipment maintenance and specialty services, and capital equipment.

14%

STERIS

New reporting segments as of 4/1/2020

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About Cantel Medical Cantel is focused on providing solutions for complex reprocessing workflows to prevent healthcare related infections 10 A leader in Infection Prevention for endoscopy and dental providers offering a Complete Circle of Protection (“CCOP”) Leading Global Brands COVID - 19 reinforces the value proposition of Infection Protection and Control, and Cantel expects to exit the pandemic better than they entered

Snapshot of Cantel 11 Use Point - of - use Cleaning Transport Disinfection Inspection/ Pack & Prep Sterilization Sterile Storage Transport • Publicly traded on NYSE under ticker “CMD” • Strategically focused on infection prevention for GI centers, dental offices, ambulatory surgical centers, and dialysis service centers. • Over 3,600 employees • Total revenue of approximately $1 billion; approximately 75% recurring revenue, with just over 25% OUS Segments Medical Dental Life Sciences Dialysis Geographic Mix US OUS All data as of Fiscal 2020

Organic Growth 4% 12% 4% 6% 11% 9% 13% 11% 8% 4% (6%) $0 $200 $400 $600 $800 $1,000 $1,200 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Net Reported Sales Adjusted EBITDAS History of Cantel Performance 10 Yr. CAGR ~14% ~14% Organic Growth Fiscal Year Ending July 31 12 Further information can be found in the Annual Report on Form 10 - K of Cantel.

Cantel Strategic Rationale 13 Below are the key highlights of the strategic rationale for the transaction: • The product offering, global reach and Customer set are naturally complementary. - Cantel’s largest business, its Medical portfolio, will add increased presence in Endoscopy, with a full suite of leading high - level disinfection consumables, equipment and services. - Their Dental business extends STERIS into a new Customer base where there is an increasing focus on infection prevention protocols and processes. • Combined, we will offer a broader set of Customers a more diversified selection of infection prevention and procedural products and services. • Adds $1 billion in primarily recurring revenue, growing organically at or above STERIS’s long - term organic growth rates with significant opportunities for synergies. • A financial profile and access to capital markets that allows for continued investment in both organic and inorganic opportunities.

Cantel Transaction Details 14 KEY TERMS FISCAL 2021 IMPACT SYNERGIES OTHER CONSIDERATIONS • 100% of Cantel to be acquired from its current shareholders (NYSE: CMD) • $4.6 billion in total enterprise value - combination of stock and debt • Implied Cantel ownership of ~15% • Anticipate closing by the end of STERIS’s first quarter of fiscal 2022 (ending June 30, 2021) • No impact to STERIS’s fiscal 2021 financial results • Approximately $110 million expected annual pre - tax EBIT synergies by year four with 50% in first two years • Synergies primarily created through cost reductions in redundant public company and back - office overhead, commercial integration, product manufacturing, and service operations. • Post - Transaction Leverage Expected – just over three times Total Debt - to - EBITDA • STERIS anticipates adding approximately $2 billion in new debt, with fully committed bridge financing in place • Accretive to adjusted earnings per diluted share in year one • STERIS’s dividend philosophy remains unchanged

STERIS and Cantel are well Positioned for Continued Growth 15 • We are a leading global provider of products and services that meet the needs of growth areas within Healthcare: procedures, devices, vaccines, biologics and dental . • We offer comprehensive sterilization and disinfection solutions for a broad Customer base. • We have a history of double - digit adjusted EPS growth on mid - to - high single - digit revenue growth. - It is the Company’s long - term objective to continue this trend • Our organic and M&A initiatives have boosted recurring revenue from half of total revenue to three - quarters of total revenue. • Experienced and stable management team. • We have a strong balance sheet and generate free cash flow that provides capacity for growth.

STERIS plc Investor Relations Contact: Julie Winter julie_winter@steris.com